

September 7, 2021

Peter Crawford
Executive Vice President and Chief Financial Officer
The Charles Schwab Corporation
3000 Schwab Way
Westlake, TX 76262

      Re: The Charles Schwab Corporation
           Registration Statement on Form S-4
           Filed August 24, 2021
           File No. 333-259030

Dear Mr. Crawford:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Finance